AB 3/16

AB 3/11

[redacted]

12013950

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42456 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUREN & MERLIN INC DBA L&M FINANCIAL SERVICES

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 PEARL RD STE 98
(No. and Street)

PARMA (City) OH (State) 44129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAUREN A CERRAONE 440 884-4495
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKODA MINOTTI
(Name – *if individual, state last, first, middle name*)

6685 BETA DR (Address) MAYFIELD VILLAGE (City) OH (State) 44143 (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/14/12

# OATH OR AFFIRMATION

I, LAUREN A. FERRANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAUREN & MERLIN INC. DBA L+M FINANCIAL SERVICES as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lauren A. Ferrante
Signature

CFO
Title

Edward A. Krause
Notary Public

Edward A. Krause, Attorney
Notary Public State of Ohio
Commission does not expire.
Section 147.03 O.R.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAUREN + MERLIN INC
DBA

L & M FINANCIAL SERVICES

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2011

8-42456

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

LAUREN + MERLIN INC
DBA

L & M FINANCIAL SERVICES

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2011

8-42456

L & M FINANCIAL SERVICES

YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

We have audited the accompanying statement of financial condition of L & M Financial Services (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Financial Services as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 15, 2012

L & M FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

## ASSETS

| | |
|---|---|
| Cash | $ 868 |
| Accounts receivable | 20,502 |
| Deposits | 25,675 |
| | 47,045 |
| Furniture, fixtures and computer equipment | 25,573 |
| Less: Accumulated depreciation | (24,662) |
| | 911 |
| Marketable securities, at fair value | 24,317 |
| Total assets | $ 72,273 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | | $ 88 |
| Accrued commissions | | 10,276 |
| Accrued payroll taxes and other expenses | | 3,172 |
| | | 13,536 |
| STOCKHOLDERS' EQUITY | | |
| Common stock - no par value | | |
| Authorized | - 781 shares | |
| Issued and outstanding | - 773 shares | 141,000 |
| Treasury stock, at cost | - 8 shares | (200) |
| Accumulated deficit | | (82,063) |
| | | 58,737 |
| Total liabilities and stockholders' equity | | $ 72,273 |

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| REVENUE | |
| Sales commissions | $ 325,020 |
| Realized gain on investments | 11,010 |
| Unrealized gain (loss) on securities | (17,563) |
| Interest and dividend income | 1,132 |
| | 319,599 |
| OPERATING EXPENSES | |
| Bank service charges | 70 |
| Commissions | 136,054 |
| Depreciation | 608 |
| Dues and subscriptions | 5,915 |
| Health insurance | 6,038 |
| Insurance | 2,309 |
| Margin interest expense | 2,225 |
| Office expenses | 16,113 |
| Operating expenses | 14,935 |
| Professional fees | 5,180 |
| Rent | 18,451 |
| Salaries and wages | 137,105 |
| Storage expense | 2,750 |
| Taxes on payroll | 11,194 |
| Telephone | 5,102 |
| | 364,049 |
| NET LOSS | $ (44,450) |

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2011

| | Common Stock | Treasury Stock | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at December 31, 2010 | $ 141,000 | $ (200) | $ (37,613) | $ 103,187 |
| Net loss | - | - | (44,450) | (44,450) |
| Balance at December 31, 2011 | $ 141,000 | $ (200) | $ (82,063) | $ 58,737 |

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (44,450) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Add back (deduct): Items not affecting cash | |
| Depreciation | 608 |
| Cash provided by (used in) changes in the following items: | |
| Decrease in accounts receivable | 11,261 |
| Decrease in marketable securities | 83,319 |
| Decrease in accounts payable | (50,972) |
| Decrease in accrued commissions | (2,098) |
| Increase in accrued payroll taxes and other expenses | 1,413 |
| Net cash used in operating activities | (919) |
| NET DECREASE IN CASH | (919) |
| CASH - BEGINNING OF YEAR | 1,787 |
| CASH - END OF YEAR | $ 868 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

| | |
|---|---|
| INTEREST | $ 2,225 |

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lauren & Merlin Inc. dba L & M Financial Services (the Company) was incorporated in 1986 in the state of Ohio and is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and is engaged in managed accounts with a concentration in Northeast Ohio. All trades are cleared and settled through RBC Correspondent Services, a Division of RBC Capital Markets, which is a member of the New York Stock Exchange and the Securities Investor Protection Corporation.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable represent commissions due from clearing brokers and agents at the end of the month. These amounts are generally paid by the fifth business day of the following month.

Deposits

The Company maintains a $25,000 security deposit at RBC Correspondent Services and a $675 security deposit for its rented office space.

Furniture, Fixtures and Computer Equipment

Furniture, fixtures and computer equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets, which is five years.

Marketable Securities

Marketable securities consist of listed securities that are considered to be available-for-sale and are reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in earnings. The cost of the investments is approximately $26,300.

Accounts Payable

Accounts payable represents the amount of margin balance (at 7.75% at December 31, 2011) due to RBC Correspondent Services.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accrued Commissions

Commissions represent amounts due to the Company's registered representatives at the end of the month. These amounts are generally paid by the seventh business day of the following month.

Accrued Payroll Taxes and Other Expenses

Accrued payroll taxes and other expenses represent mostly city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the tax authorities by the applicable due date.

Revenue Recognition

Commissions are recognized as income when earned, rather then when received.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation Federal income and state taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements.

The Company files income tax or information returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to examination by tax authorities for years before 2008.

Subsequent Events

The Company evaluated subsequent events through February 15, 2012, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2011, the Company exceeded all net capital requirements.

## 3. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

All of the Company's investments are Level 1.

L & M FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

| FORM X-17A-5 LINE | | | |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL: | | | |
| 1 | Total stockholders' equity from statement of financial condition | $ | 58,737 |
| 2 | Less: Stockholders' equity not allowable for net capital | | - |
| 3 | Total stockholders' equity qualified for net capital | | 58,737 |
| 6D | Total other deductions | | (1,586) |
| 8 | Net capital before haircuts on security positions | | 57,151 |
| 9 | Haircuts on securities pursuant to 15c3-1 | | (3,647) |
| 10 | Net capital | $ | 53,504 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | | |
| 11 | Minimum net capital required | $ | 701 |
| 12 | Minimum dollar requirement | $ | 5,000 |
| 13 | Net capital requirement | $ | 5,000 |
| 14 | Excess net capital | | |
| | Net capital | $ | 53,504 |
| | Less: Net capital requirement | | (5,000) |
| | Total | $ | 48,504 |
| 15 | Excess net capital at 1000 percent | $ | 47,504 |
| AGGREGATE INDEBTEDNESS: | | | |
| 16 and 19 | Aggregate indebtedness liabilities | $ | 10,509 |
| 20 | Percent of aggregate indebtedness to net capital | | 19.64% |
| 21 | Percent of debt to debt-equity computed in accordance with Rule 15c3-1 | | 0% |

See the report of Independent Registered Public Accounting Firm.

L & M FINANCIAL SERVICES

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2011

| | Audited | Unaudited | Increase (Decrease) |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL: | | | |
| Total stockholders' equity from statement of financial condition | $ 58,737 | $ 58,737 | $ - |
| Less: Stockholders' equity not allowable for net capital | - | - | - |
| Total stockholders' equity qualified for net capital | 58,737 | 58,737 | - |
| Total other deductions | (1,586) | (1,586) | - |
| Net capital before haircuts on security positions | 57,151 | 57,151 | - |
| Haircuts on securities pursuant to 15c3-1 | (3,647) | (3,647) | - |
| Net capital | $ 53,504 | $ 53,504 | $ - |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | | |
| Minimum net capital required | $ 701 | $ 701 | $ - |
| Minimum dollar requirement | $ 5,000 | $ 5,000 | $ - |
| Net capital requirement | $ 5,000 | $ 5,000 | $ - |
| Excess net capital | | | |
| Net capital | $ 53,504 | $ 53,504 | $ - |
| Less: Net capital requirement | (5,000) | (5,000) | - |
| Total | $ 48,504 | $ 48,504 | $ - |
| Excess net capital at 1000 percent | $ 47,504 | $ 47,504 | $ - |
| AGGREGATE INDEBTEDNESS: | | | |
| Aggregate indebtedness liabilities | $ 10,509 | $ 10,509 | $ - |
| Percent of aggregate indebtedness to net capital | 19.64% | 19.64% | 0.00% |
| Percent of debt to debt-equity computed in accordance with Rule 15c3-1 | 0% | 0% | 0% |

See the report of Independent Registered Public Accounting Firm.

# L & M FINANCIAL SERVICES

## INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

## YEAR ENDED DECEMBER 31, 2011

L & M Financial Services conforms to the exemption provision under Rule 15c3-3 by not collecting or holding funds or securities for, nor owing money or securities, to customers.

See the report of Independent Registered Public Accounting Firm.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

In planning and performing our audit of the financial statements and supplementary financial information of L & M Financial Services (the Company), as of and for the year ended December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 15, 2012

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

## REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by L & M Financial Services (L&M) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating L&M's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L&M's management is responsible for L&M's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 15, 2012

**SIPC-7**

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

For the fiscal year ended Dec 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042456 FINRA DEC
LAUREN & MERLIN INC 18*18
D/B/A L & M FINANCIAL SERVICES
5510 PEARL RD STE 98 LOWR LEVEL
PARMA OH 44129-2550

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 622.17

B. Less payment made with SIPC-6 filed (exclude interest) ( 311.72 )

July 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 310.45

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 310.45

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 310.45

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L+M Financial Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 6 day of Feb, 2012.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2011 and ending 12-31, 2011

Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 398963 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 124468 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 25628 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 150096 |
| 2d. SIPC Net Operating Revenues | $ 248867 |
| 2e. General Assessment @ .0025 | $ 622.17 |

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